SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For May 5, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 10 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: Nice Systems Reports First Quarter 2004 Results.

Dated: May 5, 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: May 5, 2004

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NICE Systems Reports First Quarter 2004 Results

Highlights:

  Revenue of $58.3 million, up 13% from Q1 2003
  Q1 GAAP EPS of $0.32 fully diluted;  fully diluted EPS from continuing operations was $0.14, slightly higher than analysts` estimates
  Cash and equivalents grew to $127.2 million from $107.3 million at yearend

Ra`anana, Israel, May 5, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced results for the quarter ending March 31, 2004.

Revenue for the first quarter of 2004 was $58.3 million, down 6% sequentially due to normal seasonal factors, and up 13% from the same quarter of 2003.

On a GAAP basis, net income was $5.9 million, or $0.32 per fully diluted share, compared with $1.9 million in the fourth quarter, or $0.11 per fully diluted share. In the first quarter of 2003, GAAP net income was $209,000, or $0.01 per fully diluted share.

Net income from continuing operations in Q1 was $2.6 million, or $0.14 per fully diluted share, compared to $1.6 million, or $0.09 per fully diluted share, in Q4 of 2003, and $39,000, or $0.00 per fully diluted share in Q1 for 2003.

Non-GAAP net income from continuing operations, which excludes restructuring and other special charges, was $2.6 million, or $0.14 per fully diluted share in the first quarter of 2004, $7.0 million, or $0.39 per fully diluted share in the fourth quarter of 2003 and $483,000, or $0.03 per share, in the first quarter of 2003.

Commenting on the quarter, Haim Shani, president and CEO of NICE, said, "Revenue from our security-related businesses grew 15% sequentially, mainly as a result of very strong performance in public safety.  The contact center business was very strong in Europe.  This, together with the increase in service revenues, helped offset the impact of the normal seasonal weakness and long sales cycles on some large deals."

Gross margin was 53.8%, a sequential decline from the 55.5% reported in Q4 of 2003, due primarily to lower volume and product mix. Gross margin in Q1 of 2003 was 50.2%.

"As planned, we increased our operating expenses as we began to accelerate the transition to a broader, more solution-oriented business model in both major sectors of our business," continued Mr. Shani.  "We are preparing ourselves to engage in more consultative selling as part of this transition."

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Excluding restructuring and special charges, operating expenses increased in Q1, both sequentially and versus the same quarter a year ago, reflecting increased spending on new strategic initiatives.  Therefore, on a non-GAAP basis, the company reported operating income for Q1 of $2.0 million, compared with $6.7 million in Q4 of 2003, and $11,000 in Q1 of 2003.  On a GAAP basis, the company reported a Q1 operating profit of $2.0 million, compared with $1.4 million in Q4, and an operating loss of $ 433,000 in Q1 of 2003.

Total cash and equivalents at March 31, 2004 rose to $127.2 million, compared with $107.3 million at December 31, 2003.  DSO for the first quarter fell to 69 days, from 74 days at yearend 2003. This represents a record for the company.

Outlook

Commenting on the outlook, Mr. Shani said, "We expect revenues in Q2 to grow to between $60 million and $62 million, a 10-13% increase from Q2 2003, with EPS between $0.22 and $0.25.

"We just announced two new products that will enhance our suite of digital video solutions.  In addition, we are looking forward with great anticipation to launching our completely new end-to-end interaction analytics solution for contact center and enterprise customers.  We believe it will enable our customers to gain previously unavailable insight into their business which will drive significant performance improvement. We have received great feedback from customers who have previewed the system, and the availability of new products in both major business areas plus our additional investments in sales and marketing are expected to bear fruit in the second-half of the year and more significantly in 2005."

Conference Call

Please be reminded that NICE will report its first quarter 2004 financial results on Wednesday, May 5, 2004. Following the earnings release, NICE management will host a teleconference at 8:30 (ET) 15:30 Israel time to discuss the results and the company`s outlook.

The call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call.  A telephone replay will be available for up to 72 hours after the call.  The replay information:  US Toll-free:  1-888-269-0005; International: ++ 972-3-925-5950; Israel: 03-925-5950.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

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Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

Media
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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____ 7 ____ NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2003	2004
	Unaudited	Unaudited
Revenue
Product	$ 38,704	$ 41,397
Services	13,137	16,946
Total revenue	51,841	58,343

Cost of revenue
Product	15,999	14,855
Services	9,834	12,123
Total cost of revenue	25,833	26,978

Gross Profit	26,008	31,365

Operating Expenses:
Research and development, net	5,534	6,215
Selling and marketing	13,181	15,261
General and administrative	7,282	7,865
Restructuring and other special charges	444	-
Total operating expenses	26,441	29,341

Operating income (loss)	(433)	2,024

Financial income, net	559	901
Other income (expense), net	(37)	-

Income before taxes on income	89	2,925
Taxes on income	50	310

Net income from continuing operations	39	2,615

Net income from discontinued operation	170	3,236

Net income	$ 209	$ 5,851

Basic income per share from continuing operations	$ 0.00	$ 0.15
Basic income per share from discontinued operation	$ 0.01	$ 0.19
Basic income per share	$ 0.01	$ 0.34

Diluted income per share from continuing operations	$ 0.00	$ 0.14
Diluted income per share from discontinued operation	$ 0.01	$ 0.17
Diluted income per share	$ 0.01	$ 0.32

Weighted average number of shares
outstanding used to compute:

Basic income per share	15,808	17,107
Diluted income per share	15,816	18,568

NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET INCOME AND INCOME PER SHARE EXCLUDING RESTRUCTURING COST,
AND OTHER SPECIAL CHARGES
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2003	2004
	Unaudited	Unaudited

GAAP net income	$ 209	$ 5,851

Adjustments:

GAAP net income from discontinued operation	(170)	(3,236)

Restructuring and other special charges	444	-

Non-GAAP net income from continuing operations	$ 483	$ 2,615

Non-GAAP basic income per share from continuing operations	$ 0.03	$ 0.15
Non-GAAP diluted income per share from continuing operations	$ 0.03	$ 0.14

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	March 31,
	2003	2004
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 29,859	$ 37,878
Short-term bank deposits	189	144
Marketable securities	17,187	14,075
Trade receivables	45,973	44,548
Other receivables and prepaid expenses	7,366	6,151
Related party receivables	4,013	-
Inventories	12,634	12,445
Assets of discontinued operation	3,945	3,393

Total current assets	121,166	118,634

LONG-TERM INVESTMENTS:
Long-term marketable securities	60,034	75,098
Other long-term investments	8,084	8,201

Total long-term investments	68,118	83,299

PROPERTY AND EQUIPMENT, NET	18,627	18,350

OTHER ASSETS, NET	41,504	40,773

TOTAL ASSETS	$ 249,415	$ 261,056

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 15,744	$ 14,177
Accrued expenses and other liabilities	47,370	46,188
Liabilities of discontinued operation	1,878	2,203

Total current liabilities	64,992	62,568

LONG-TERM LIABILITIES	7,592	7,366

SHAREHOLDERS' EQUITY	176,831	191,122

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 249,415	$ 261,056

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended
	March 31,
	2003	2004
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$ 209	$ 5,851
Less income for the period from discontinued operation	(170)	(3,236)
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,599	3,510
Accrued severance pay, net	(87)	(9)
Amortization of discount (premium) and accrued interest
on held-to-maturity marketable securities	175	303
Decrease in trade receivables	5,044	1,541
Decrease in other receivables and prepaid expenses	2,184	1,145
Decrease (increase) in inventories	(1,344)	285
Decrease in trade payables	(949)	(1,598)
Decrease in accrued expenses and other liabilities	(1,233)	(99)
Other	4	11

Net cash provided by operating activities from continuing operations	8,432	7,704
Net cash provided (used) by operating activities from discontinued operation	(412)	204

Net cash provided by operating activities	8,020	7,908

Cash flows from investing activities:

Purchase of property and equipment	(1,502)	(1,838)
Proceeds from sale of property and equipment	174	-
Investment in short-term bank deposits	(15)	(7)
Proceeds from short-term bank deposits	45	47
Proceeds from maturity of short-term held-to-maturity marketable securities	8,800	7,300
Proceeds of call of long-term held-to-maturity marketable securities	-	15,800
Investment in long-term held-to-maturity marketable securities	(7,773)	(35,355)
Capitalization of software development costs	(636)	(443)
Decrease in accrued acquisition costs	(2,548)	(75)
Payment in respect of terminated contract from TCS acquisition	-	(1,483)
Decrease in related party receivables from TCS acquisition	6,635	4,013

Net cash provided (used) by investing activities from continuing operations	3,180	(12,041)
Net cash provided (used) by investing activities from discontinued operation	(19)	4,136

Net cash provided (used) by investing activities	3,161	(7,905)

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	718	8,022
Short-term bank credit, net	(24)	-

Net cash provided by financing activities	694	8,022

Effect of exchange rate changes on cash	(48)	(6)

Increase in cash and cash equivalents	11,827	8,019
Cash and cash equivalents at beginning of period	19,281	29,859

Cash and cash equivalents at end of period	$ 31,108	$ 37,878

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